Mail Stop 3561
	November 9, 2005

Gina R. DiGioia
Secretary and General Counsel
Alloy Inc
151 West 26th Street, 11th Floor
New York, New York 10001

          Re:	Alloy Inc
	Preliminary Proxy Statement on Schedule 14A
	Filed October 17, 2005
	Revised Preliminary Proxy Statement on Schedule 14A
	Filed November 4, 2005
	File No. 0-26023

Dear Ms. DiGioia:

      We have limited our review of your filing to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
1. We note your disclosure in your preliminary proxy statement filed
on October 17, 2005 and your revised preliminary proxy statement filed on November 4, 2005. We continue to believe that your disclosure as to the scope and effect of the proposed reverse stock
split is confusing, and should be revised to more clearly indicate the relationship between the reverse split and the spin-off of your
merchandising business.  For example, disclosure in the forepart of
the document appears to indicate that investors are being asked to vote on both the spin-off of the company`s merchandising business and the reverse stock split.  Please revise accordingly.
2. Please also revise the disclosure appearing under Proposal 1 on page 11 indicating the reverse stock split is conditioned upon a determination by the board of directors that it is in the best interests of the company and its stockholders to (I) to proceed with a spin-off of the company`s merchandising business, and (II) to implement such a reverse stock split. The disclosure appears to indicate that stockholders are also voting on the spin-off of the
company`s merchandising business.   Please revise and re-file your
preliminary proxy statement.

* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	Please contact Matthew Benson at (202) 551-3335 or David
Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions you may have.


						Sincerely,



								H. Christopher Owings
								Assistant Director



cc:	Wendy Silverman, Esq.
	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
	Via Fax - (617) 542-2241
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Gina R. DiGioia
Alloy Inc
November 9, 2005
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